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                                                                    Exhibit 12.1


                       Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before minority interest and income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense, including the amortization of deferred financing costs, and that portion of rental expense deemed to be representative of interest.